Exhibit 99.1

Trip.com Group Announces Updates on Its Investments in MakeMyTrip

SINGAPORE, June 16, 2025 /PRNewswire/ — Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) (“Trip.com Group” or the “Company”), a leading one-stop travel service provider for accommodation reservation, transportation ticketing, packaged tours and corporate travel management, today announced that the Company has entered into a share repurchase agreement with MakeMyTrip Limited, an investee of the Company, to sell a portion of the Class B ordinary shares that the Company holds to MakeMyTrip for cancellation. This is part of the Company’s efforts to optimize its investment portfolio and enhance shareholder returns. Following completion of the proposed repurchase, the Company will remain the largest minority shareholder of MakeMyTrip and continue to support the growth of MakeMyTrip. To fund the proposed repurchase, MakeMyTrip launched an offering of convertible senior notes pursuant to Rule 144A under the U.S. Securities Act of 1933 and a concurrent underwritten public offering of ordinary shares. In connection with the offerings, the Company has agreed to a lock-up period of 180 days with customary exceptions.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) is a leading global one-stop travel platform, integrating a comprehensive suite of travel products and services and differentiated travel content. It is the go-to destination for many travelers in Asia, and increasingly for travelers around the world, to explore travel, get inspired, make informed and cost-effective travel bookings, enjoy hassle-free on-the-go support, and share travel experience. Founded in 1999 and listed on Nasdaq in 2003 and HKEX in 2021, the Company currently operates under a portfolio of brands, including Ctrip, Qunar, Trip.com, and Skyscanner, with the mission “to pursue the perfect trip for a better world.”

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: +86 (21) 3406-4880 X 12229

Email: iremail@trip.com